Exhibit 99.4

Press release

Maruho publishes offer document for voluntary public partial acquisition offer to shareholders of Biofrontera AG

●	Acceptance period ends on May 20, 2019
●	Offer price is € 6.60 per share and corresponds to a premium of 16.61 percent on the XETRA closing price prior to the announcement of the offer on 1 April 2019
●	With its increased commitment Maruho strengthens its longstanding successful strategic partnership with Biofrontera

Osaka/Leverkusen, April 15, 2019. The Japanese pharmaceutical company Maruho Co., Ltd. today published the offer document for its announced voluntary public partial acquisition offer to the shareholders of Biofrontera AG. The offer document was published after approval by the German Federal Financial Supervisory Authority (BaFin) pursuant to the German Securities Acquisition and Takeover Act (WpÜG).

The offer gives Biofrontera shareholders the opportunity to tender their registered shares of Biofrontera AG (WKN: 604611 / ISIN: DE0006046113) for a price of € 6.60 per share in cash. This corresponds to a premium of 16.61 percent on the XETRA closing price prior to the announcement of the offer on April 1, 2019. The offer is made in accordance with the terms specified in the offer document. The planned transaction will not be subject to anti-trust clearance or any other approval.

The acceptance period for the partial acquisition offer begins today (April 15, 2019) and ends on May 20, 2019, 24:00 hours (CEST). Maruho currently holds around 20.3 percent and intends to increase its shareholding to 29.99 percent. Accordingly, the partial acquisition offer applies to the acquisition of 4,322,530 shares. If more than the intended number of shares are tendered, the acquisition will be carried out on a pro rata basis. Maruho will use cash on hand to finance the purchase of the tendered Biofrontera shares.

With its increased commitment as a shareholder, Maruho intends to strengthen its longstanding successful strategic partnership with Biofrontera. Through its subsidiary Maruho Deutschland GmbH, Maruho held a significant stake in Biofrontera since April 2013 and increased its stake through several capital measures over the years. Since taking a stake in Biofrontera, Maruho always actively supported the growth strategy of the company and its management team. In July 2016, both companies started a research cooperation, which was renewed in March 2019. In addition, Biofrontera substantially strengthened its sales organization in the important U.S. market by acquiring the American Maruho subsidiary Cutanea Life Sciences, Inc.

Biofrontera is a biopharmaceutical company specialized in dermatological drugs and medical cosmetics. The Leverkusen-based company, which employs about 150 people around the world, develops and markets innovative products that heal, protect and care for the skin. The company was founded in 1997 and reported preliminary unaudited revenues of about € 21 million in fiscal year 2018. Its leading products include Ameluz®, a prescription medication that is used to treat non-melanoma skin cancer and its preliminary stages. Maruho is convinced of the great potential of the medication for the treatment of a range of skin diseases and, together with Biofrontera, intends to promote the rapid distribution of this innovative, surgery-free form of therapy.

Maruho is the leading manufacturer of dermatological medications in Japan. The company was founded in 1915 as a family-business and is now largely owned by its employees and management team. Another large stake is held by a foundation that promotes dermatological research. Koichi Takagi, President and CEO of Maruho, holds 10 percent of the shares in the company. Drawing on its far-reaching expertise in Japan, Maruho has committed itself to leveraging its dermatological know-how within a global network and improving every stage of the dermatological care cycle (prevention, diagnosis, treatment and follow-up care). To this end, Maruho collaborates with many highly respected pharmaceutical companies and plans to expand its business activities to other parts of the world, primarily Asia, Europe and the United States.

The offer document for the partial acquisition offer (as well as a non-binding English translation) is available on the internet at http://www.pharma-offer.de and for distribution free of charge at Hering Schuppener Consulting, Kapitalmarkt- und Transaktionskommunikation, Berliner Allee 44, 40212 Düsseldorf, Germany (order by telephone at + 49 (0) 211 43079-216 or by telefax to + 49 (0) 211 43079-280 (mail delivery) or via e-mail to angebotsunterlage@heringschuppener.com (e-mail delivery).

Media contacts:

Andreas Kolbe	Kathrin Meyer
Hering Schuppener Consulting	Hering Schuppener Consulting
Phone: +49 211 430 79-254	Phone: +49 69 921 87-423
Cell: +49 162 24 36 310	Cell: +49 160 53 60 965
Email: akolbe@heringschuppener.com	Email: kmeyer@heringschuppener.com

About Maruho:

Maruho Co., Ltd. has its headquarters in Osaka and leads Japan in research and development, manufacturing and commercialization of dermatological products. Founded in 1915, Maruho has about 1,930 employees, and net sales were approximately 85.2 billion yen in its fiscal year ending September 30, 2018. Pursuing its long-term corporate vision of “Excellence in Dermatology”, Maruho is striving to improve the health and quality of life of people all over the world.

For more information, please visit: http://www.maruho.co.jp/english

Important information:

This publication is neither an offer to purchase nor a request to submit an offer to sell shares in Biofrontera AG (“Biofrontera-Shares”). The terms of Maruho’s partial acquisition offer for Biofrontera-Shares (“Acquisition Offer”), as well as further information regarding the Acquisition Offer, are set out in the offer document the publication of which has been approved by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin).

Investors and holders of Biofrontera-Shares or American Depositary Shares (“ADS”) in Biofrontera AG (“Biofrontera-ADS”) are strongly advised to read the offer document, as well as all other documents relating to the Acquisition Offer as they contain important information. The Acquisition Offer is only for Biofrontera-Shares and holders of Biofrontera-ADS cannot directly tender their Biofrontera-ADS for sale in connection with the Acquisition Offer. Holders of Biofrontera-ADS who wish to accept the Acquisition Offer with regard to the Biofrontera-Shares underlying their Biofrontera-ADS are entitled to do so but must first timely convert their Biofrontera-ADS to Biofrontera-Shares, which can then be tendered for sale within the framework of, in accordance with, and subject to, the terms of the Acquisition Offer set out in the offer document.

Investors and holders of Biofrontera-Shares or Biofrontera-ADS may also view a non-binding English translation of the documents, notices and announcements pertaining to the Acquisition Offer on the website of the U.S. Securities and Exchange Commission („SEC“) (http://www.sec.gov) free of charge as soon as they have been furnished to the SEC under cover of Form CB and have become available on the website. Neither the SEC nor any securities commission of any state in the U.S. has (a) approved or disapproved of the Acquisition Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offense in the U.S.

The Acquisition Offer set out in the offer document refers to shares of a German company and is made exclusively in accordance with the laws of the Federal Republic of Germany and certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the so-called “Tier I Exemption”. As a result of the Tier I Exemption, the Acquisition Offer is generally subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. Any contract that is concluded on the basis of the Acquisition Offer will be governed solely by the laws of the Federal Republic of Germany and is to be construed in accordance with these laws.

With the exception of the permission to publish the offer document in Germany and pursuant to German law, no other registrations, approvals or authorizations of the offer document or the Acquisition Offer have been or will be applied for or arranged with securities regulators of other legal systems.